AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 2001
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
                             TENDER OFFER STATEMENT
                      UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                                 AMENDMENT NO. 2

                               DELTA APPAREL, INC.
                       (Name of Subject Company (Issuer))

                               DELTA APPAREL, INC.
                        (Name of Filing Person (Issuer))

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    247368103
                      (CUSIP Number of Class of Securities)

                               Herbert M. Mueller
                               Delta Apparel, Inc.
                        2750 Premiere Parkway, Suite 100
                                Duluth, GA 30097
                                 (678) 775-6900
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:
                              Eric K. Graben, Esq.
                     Wyche, Burgess, Freeman & Parham, P.A.
                         44 East Camperdown Way (29601)
                               Post Office Box 728
                            Greenville, SC 29602-0728
                                 (864) 242-8200

                            CALCULATION OF FILING FEE

------------------------------------------------ -------------------------------
                   Transaction Valuation               Amount of Filing Fee
 -----------------------------------------------            $1,540.00
                      $7,700,000.00
------------------------------------------------ -------------------------------

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 350,000 shares at $22 per share.

__ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:         $1,540.00
       Form or Registration No.:       Schedule TO
       Filing Party:                   Issuer
       Date Filed:                     December 7, 2001

__ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       Check the appropriate boxes to designate any transactions to which this statement relates:

       __    third-party tender offer subject to Rule 14d-1.
       __    issuer tender offer subject to Rule 13e-4.
       __    going-private transaction subject to Rule 13e-3.
       __    amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer. __

--------------------------------------------------------------------------------

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on December 7, 2001, as amended by Amendment No. 1 to the Schedule TO, filed on December 18, 2001, by Delta Apparel, Inc., a Georgia corporation (the "Company"), relating to an offer by the Company to purchase up to 350,000 shares of its Common Stock, $0.01 par value per share (the "Shares"), as provided in the Company's Offer to Purchase dated December 7, 2001, as amended on December 18, 2001 (the "Offer to Purchase"), at a purchase price not greater than $22.00 nor less than $19.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, which together constitute the "Offer." Copies of the Offer to Purchase and the Letter of Transmittal are Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

The information in the Offer is hereby incorporated by reference in response to all items in this Schedule TO.

ITEMS 1 THROUGH 9 AND 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer, are hereby amended and supplemented as set forth below.

The Letter of Transmittal sent to all shareholders in connection with the Offer provides that "Odd Lot Holders who elect to tender their shares at the purchase price as determined by the Company should not check any box." The Company hereby adds the following disclosure, which shall follow immediately after the instructions above: "Please be advised that not checking any box may have the effect of decreasing the price at which any securities may be purchased by the Company."

Similarly, the following disclosure is added to the "Odd Lots" portion of the Summary Term Sheet contained in the Offer to Purchase sent to all shareholders in connection with the Offer: "Odd Lot Holders tendering Shares without specifying a minimum price at which they are willing to have their Shares purchased may have the effect of decreasing the price at which any securities may be purchased by the Company.

The Offer contains several references to the fact that the satisfaction or waiver of certain conditions shall be in either the "sole discretion" or "sole judgment" of the Company. These references appear in the Preface and in Sections 1, 3, 4, 7 and 15 of the Offer to Purchase. Each of these references to "sole discretion" or "sole judgment" is replaced with "reasonable discretion" or "reasonable judgment," respectively.


ITEM 12. MATERIAL TO BE FILED AS EXHIBITS

(a)(5)(iii)     Text of Press Release issued by Company dated December 31, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                      DELTA APPAREL, INC.



                                      By: /s/ Herbert M. Mueller
                                      -------------------------------------
                                      Herbert M. Mueller
                                      Vice President & Chief Financial Officer

Dated: December 31, 2001.





                                  EXHIBIT INDEX

(a)(5)(iii)     Text of Press Release issued by Company dated December 31, 2001.

                               EXHIBIT (a)(5)(iii)

DELTA  APPAREL, INC.
2750 Premiere Parkway, Suite 100
Duluth, GA  30097
(678) 775-6900
                                                               December 31, 2001


                                  NEWS RELEASE

DELTA APPAREL ANNOUNCES NEW DISCLOSURE AND STANDARD OF DISCRETION FOR DUTCH AUCTION TENDER OFFER

         DULUTH, Ga.-- (BUSINESS WIRE) -- December 31, 2001 -- On December 7, 2001, Delta Apparel, Inc. (AMEX-DLA), a Georgia corporation, filed a Schedule TO with the Securities and Exchange Commission announcing its intention to purchase up to 350,000 shares of its Common Stock, $0.01 par value per share (the "Shares"), as provided in the Offer to Purchase of that same date, at a purchase price not greater than $22 nor less than $19 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, which together constitute the "Offer." On December 18, Delta Apparel, Inc. amended the Offer to change the post-expiration withdrawal date by filing Amendment No. 1 to the Schedule TO and issuing a formal News Release to the same effect and of the same date. Today, Delta Apparel announces additional changes to the Offer, which are described below.

         The Letter of Transmittal sent to all shareholders in connection with the Offer provides that "Odd Lot Holders who elect to tender their shares at the purchase price as determined by the Company should not check any box." The Company hereby adds the following disclosure, which shall follow immediately after the instructions above: "Please be advised that not checking any box may have the effect of decreasing the price at which any securities may be purchased by the Company."

         Similarly, the following disclosure is added to the "Odd Lots" portion of the Summary Term Sheet contained in the Offer to Purchase sent to all shareholders in connection with the Offer: "Odd Lot Holders tendering Shares without specifying a minimum price at which they are willing to have their Shares purchased may have the effect of decreasing the price at which any securities may be purchased by the Company.

         The Offer contains several references to the fact that the satisfaction or waiver of certain conditions shall be in either the "sole discretion" or "sole judgment" of the Company. These references appear in the Preface and in Sections 1, 3, 4, 7 and 15 of the Offer to Purchase. Each of these references to "sole discretion" or "sole judgment" is replaced with "reasonable discretion" or "reasonable judgment," respectively.

         This press release is for informational purposes only and is not intended to serve as a solicitation to buy securities. Any solicitation to buy securities will be made only pursuant to the Offer to Purchase and Letter of Transmittal that Delta Apparel, Inc. filed with the Securities and Exchange Commission (the "Commission") on December 7, 2001, and amended by amendments filed with the Commission on December 18, 2001 and December 31, 2001. Before tendering shares, shareholders should read these documents carefully, as they contain important information. Investors can also obtain copies of these and other documents filed with the Commission in connection with the tender offer for free at the Commission's Web site at www.sec.gov and/or directly from Delta Apparel, Inc.

         Delta Apparel, Inc. is a vertically integrated manufacturer and marketer of high quality knit apparel. The Company specializes in selling undecorated T-shirts, golf shirts and tank tops to distributors, screen printers and private label accounts. Delta Apparel has operations in five states, two company-operated sewing facilities in Honduras and one company-operated sewing facility in Mexico. The Company employs about 2,600 worldwide.

CONTACT: Delta Apparel, Inc.
Herb Mueller, 678-775-6948